UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        Odyssey Marine Exploration, Inc.
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                    676118102
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                               Page 1 of 10 Pages

CUSIP No. 676118102                 13G/A                 Page 2 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GLG North American Opportunity Fund
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,451,700 Shares

                    2,225,000 Preferred Shares, convertible into 2,225,000 Shares (See Item 4)

                    Warrants to purchase 120,000 Preferred Shares, convertible into 120,000 Shares
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,451,700 Shares

                    2,225,000 Preferred Shares, convertible into 2,225,000 Shares (See Item 4)

                    Warrants to purchase 120,000 Preferred Shares, convertible into 120,000 Shares
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,451,700 Shares

            2,225,000 Preferred Shares, convertible into 2,225,000 Shares (See Item 4)

            Warrants to purchase 120,000 Preferred Shares, convertible into 120,000 Shares
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.65% (See Item 4)
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------------

CUSIP No. 676118102                 13G/A                 Page 3 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,728,754 Shares

                    3,250,000 Preferred Shares, convertible into 3,250,000 Shares (See Item 4)

                    Warrants to purchase 200,000 Preferred Shares, convertible into 200,000 Shares
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH:  (8)  SHARED DISPOSITIVE POWER
                    3,728,754 Shares

                    3,250,000 Preferred Shares, convertible into 3,250,000 Shares (See Item 4)

                    Warrants to purchase 200,000 Preferred Shares, convertible into 200,000 Shares
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            3,728,754 Shares

            3,250,000 Preferred Shares, convertible into 3,250,000 Shares (See Item 4)

            Warrants to purchase 200,000 Preferred Shares, convertible into 200,000 Shares
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.90% (See Item 4)
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
-----------------------------------------------------------------------------

CUSIP No. 676118102                 13G/A                 Page 4 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners Limited
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,728,754 Shares

                    3,250,000 Preferred Shares, convertible into 3,250,000 Shares (See Item 4)

                    Warrants to purchase 200,000 Preferred Shares, convertible into 200,000 Shares
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,728,754 Shares

                    3,250,000 Preferred Shares, convertible into 3,250,000 Shares (See Item 4)

                    Warrants to purchase 200,000 Preferred Shares, convertible into 200,000 Shares
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            3,728,754 Shares

            3,250,000 Preferred Shares, convertible into 3,250,000 Shares (See Item 4)

            Warrants to purchase 200,000 Preferred Shares,
            convertible into 200,000 Shares
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.90% (See Item 4)
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IA, HC
-----------------------------------------------------------------------------

CUSIP No. 676118102                 13G/A                 Page 5 of 10 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GLG Partners, Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,728,754 Shares

                    3,250,000 Preferred Shares, convertible into 3,250,000 Shares (See Item 4)

                    Warrants to purchase 200,000 Preferred Shares, convertible into 200,000 Shares
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    3,728,754 Shares

                    3,250,000 Preferred Shares, convertible into 3,250,000 Shares (See Item 4)

                    Warrants to purchase 200,000 Preferred Shares, convertible into 200,000 Shares
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            3,728,754 Shares

            3,250,000 Preferred Shares, convertible into 3,250,000 Shares (See Item 4)

            Warrants to purchase 200,000 Preferred Shares,
            convertible into 200,000 Shares
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            9.90% (See Item 4)
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
-----------------------------------------------------------------------------

CUSIP No. 676118102                 13G/A                 Page 6 of 10 Pages

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on March 21, 2005, as amended by Amendment No.1 filed on February 14, 2007 (as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.0001 per share (the "Shares") of Odyssey Marine Exploration, Inc., a Nevada corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and 10 in their entirety as set forth below.

Item 2(a).  Name of Person Filing

         This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the Shares:

         FUND

         (i) GLG North American Opportunity Fund (the "NAO Fund"), with respect to the Shares held by it.


         INVESTMENT MANAGER

         (ii) GLG Partners LP (the "Investment Manager"), with respect to the Shares held by the NAO Fund and certain other funds to which the Investment Manager serves as investment manager (collectively the "GLG Funds").

         GENERAL PARTNER

         (iii) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

         PARENT COMPANY

         (iv) GLG Partners, Inc. (the "Parent Company"), which indirectly wholly owns the General Partner, with respect to the Shares held by each of the GLG Funds.

         The Investment Manager serves as the investment manager to each of the GLG Funds. The General Partner serves as the general partner to the Investment Manager. The Parent Company indirectly wholly owns the General Partner.

         On November 2, 2007, the General Partner, the Investment Manager and certain additional entities were directly or indirectly acquired by the Parent Company (formerly named Freedom Acquisition Holdings, Inc.). The Parent Company is publicly listed on the New York Stock Exchange under the ticker symbol GLG.


Item 2(b).  Address of Principal Business Office or, if none, Residence

         The address of the principal business office of the Parent Company is:

         390 Park Avenue, 20th Floor
         New York, New York 10022

CUSIP No. 676118102                 13G/A                 Page 7 of 10 Pages

         The address of the principal business office of each of the other Reporting Persons is:

         c/o GLG Partners LP
         1 Curzon Street
         London W1J 5HB
         United Kingdom

Item 2(c).  Citizenship

         Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.


Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Based upon the Company's Quarterly Report filed on Form 10-Q for the quarterly period ended September 30, 2007, the Company had 47,338,773 Shares outstanding as of November 1, 2007. In calculating the percentage of Shares held by the Reporting Persons, we assumed the conversion of the reported convertible preferred stock and the exercise of the reported warrants. The Reporting Persons cannot convert their entire holdings of the reported Preferred Shares until such time as the Reporting Persons would not beneficially after any such conversion own more than 9.90% of the outstanding Common Stock.

         The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The Investment Manager exercises its investment authority directly or indirectly through various entities, including, without limitation, GLG Inc. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of Emmanuel Roman, Pierre Lagrange and Noam Gottesman are Managing Directors of the General Partner. The Parent Company, which indirectly wholly owns the General Partner, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner, the Parent Company, GLG Inc., Emmanuel Roman, Pierre Lagrange and Noam Gottesman hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.


Item 10. Certification

            By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 676118102                 13G/A                 Page 8 of 10 Pages

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 14, 2008, by and among GLG Partners, Inc., GLG Partners LP and GLG Partners Limited.

CUSIP No. 676118102                 13G/A                 Page 9 of 10 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2008

GLG NORTH AMERICAN OPPORTUNITY FUND
    By: GLG Partners LP, its Investment Manager

GLG PARTNERS LP
    Individually and in its capacity as Investment Manager

GLG PARTNERS LIMITED
    Individually and in its capacity as General Partner of GLG Partners LP

    By: /s/ Timothy Kuschill
        -------------------------------
        Timothy Kuschill
        Counsel of GLG Partners LP

    By: /s/ Victoria Parry
        -------------------------------
        Victoria Parry, Attorney-in-Fact
        On behalf of Emmanuel Roman, Managing Director, GLG Partners Limited







GLG PARTNERS, INC.

    By: /s/ Alejandro R. San Miguel
        -------------------------------
        Alejandro R. San Miguel
        General Counsel and Corporate Secretary

The Power of Attorney, dated January 14, 2008, executed by Emmanuel Roman, authorizing Victoria Parry to sign and file this Schedule 13G/A on Emmanuel Roman's behalf, which was filed with the Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2008 by such Reporting Persons with respect to the common stock of American Oil & Gas, Inc., is hereby incorporated by reference.

CUSIP No. 676118102                 13G/A                 Page 10 of 10 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.0001 per share of Odyssey Marine Exploration, Inc is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2008


GLG NORTH AMERICAN OPPORTUNITY FUND
    By: GLG Partners LP, its Investment Manager

GLG PARTNERS LP
    Individually and in its capacity as Investment Manager

GLG PARTNERS LIMITED
    Individually and in its capacity as General Partner of GLG Partners LP

    By: /s/ Timothy Kuschill
        -------------------------------
        Timothy Kuschill
        Counsel of GLG Partners LP

    By: /s/ Victoria Parry
        -------------------------------
        Victoria Parry, Attorney-in-Fact
        On behalf of Emmanuel Roman, Managing Director, GLG Partners Limited







GLG PARTNERS, INC.

    By: /s/ Alejandro R. San Miguel
        -------------------------------
        Alejandro R. San Miguel
        General Counsel and Corporate Secretary